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                             May 4, 2021

       Scott W. Kingsmore
       Senior Executive Vice President, Treasurer and Chief Financial Officer The Macerich Company
       401 Wilshire Boulevard, Suite 700
       Santa Monica, CA 90401

                                                        Re: The Macerich
Company
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed February 24,
2021
                                                            File No. 001-12504

       Dear Mr. Kingsmore:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       40

   1. We note your discussion of lease amendments, and your disclosure of rental abatements and payment deferrals.
Please revise your discussion in you next filing to include a more detailed discussion of
any lease concessions provided, including quantitative disclosure of material amounts of
rental abatements, deferrals and tenant improvements, as well as the time period over which
the deferrals are being provided. Reference is made to Question 4 of the FASB Q&A
"Accounting For Lease Concessions Related To The Effects Of The
                                                        Covid-19 Pandemic".
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Scott W. Kingsmore
The Macerich Company
May 4, 2021
Page 2

       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 with any questions.



FirstName LastNameScott W. Kingsmore                   Sincerely,
Comapany NameThe Macerich Company
                                                       Division of Corporation
Finance
May 4, 2021 Page 2                                     Office of Real Estate &
Construction
FirstName LastName